Exhibit 99.1

TELUS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2017

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months		Six months
Periods ended June 30 (millions except per share amounts)	Note	2017	2016	2017	2016
OPERATING REVENUES
Service		$3,091	$2,952	$6,118	$5,876
Equipment		168	164	326	336
Revenues arising from contracts with customers		3,259	3,116	6,444	6,212
Other operating income	6	14	32	27	44
		3,273	3,148	6,471	6,256
OPERATING EXPENSES
Goods and services purchased		1,433	1,331	2,746	2,631
Employee benefits expense	7	646	628	1,270	1,296
Depreciation	17	391	385	793	770
Amortization of intangible assets	18	135	114	265	229
		2,605	2,458	5,074	4,926
OPERATING INCOME		668	690	1,397	1,330
Financing costs	8	142	134	280	257
INCOME BEFORE INCOME TAXES		526	556	1,117	1,073
Income taxes	9	140	140	290	279
NET INCOME		386	416	827	794
OTHER COMPREHENSIVE INCOME	10
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		19	1	10	(9)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		—	6	3	2
Change in unrealized fair value of available-for-sale financial assets		2	(3)	—	(3)
		21	4	13	(10)
Item never subsequently reclassified to income
Employee defined benefit plan re-measurements		18	94	86	17
		39	98	99	7
COMPREHENSIVE INCOME		$425	$514	$926	$801
NET INCOME ATTRIBUTABLE TO:
Common Shares		$379	$416	$812	$794
Non-controlling interests		7	—	15	—
		$386	$416	$827	$794
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$418	$510	$909	$797
Non-controlling interests		7	4	17	4
		$425	$514	$926	$801
NET INCOME PER COMMON SHARE	11
Basic		$0.64	$0.70	$1.37	$1.34
Diluted		$0.64	$0.70	$1.37	$1.34

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		592	593	591	593
Diluted		593	594	592	594

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	June 30, 2017	December 31, 2016
ASSETS
Current assets
Cash and temporary investments, net		$371	$432
Accounts receivable	16	1,408	1,471
Income and other taxes receivable		95	9
Inventories	1(b)	321	318
Prepaid expenses		416	233
Current derivative assets	4(d)	1	11
		2,612	2,474
Non-current assets
Property, plant and equipment, net	17	10,902	10,464
Intangible assets, net	18	10,612	10,364
Goodwill, net	18	4,121	3,787
Other long-term assets	20	766	640
		26,401	25,255
		$29,013	$27,729

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$100	$100
Accounts payable and accrued liabilities	23	2,222	2,330
Income and other taxes payable		38	37
Dividends payable	12	293	284
Advance billings and customer deposits	24	785	737
Provisions	25	69	124
Current maturities of long-term debt	26	1,297	1,327
Current derivative liabilities	4(d)	35	12
		4,839	4,951
Non-current liabilities
Provisions	25	406	395
Long-term debt	26	12,247	11,604
Other long-term liabilities	27	764	736
Deferred income taxes		2,347	2,107
		15,764	14,842
Liabilities		20,603	19,793
Owners’ equity
Common equity	28	8,373	7,917
Non-controlling interests		37	19
		8,410	7,936
		$29,013	$27,729
Contingent Liabilities	29

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed				Accumulated
		Common Shares (Note 28)				other		Non-
(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
Balance as at January 1, 2016		594	$5,050	$135	$2,428	$59	$7,672	$—	$7,672
Net income		—	—	—	794	—	794	—	794
Other comprehensive income	10	—	—	—	17	(14)	3	4	7
Dividends	12	—	—	—	(535)	—	(535)	—	(535)
Share option award net-equity settlement feature	13(d)	—	1	(1)	—	—	—	—	—
Normal course issuer bid purchase of Common Shares		(2)	(25)	—	(86)	—	(111)	—	(111)
Liability for automatic share purchase plan commitment pursuant to normal course issuer bids for Common Shares
Reversal of opening liability		—	14	—	46	—	60	—	60
Recognition of closing liability		—	(10)	—	(40)	—	(50)	—	(50)
Change in ownership interests of subsidiary		—	—	240	—	—	240	4	244
Balance as at June 30, 2016		592	$5,030	$374	$2,624	$45	$8,073	$8	$8,081
Balance as at January 1, 2017		590	$5,029	$372	$2,474	$42	$7,917	$19	$7,936
Net income		—	—	—	812	—	812	15	827
Other comprehensive income	10	—	—	—	86	11	97	2	99
Dividends	12	—	—	—	(576)	—	(576)	—	(576)
Dividends reinvested and optional cash payments	12(b), 13(c)	1	23	—	—	—	23	—	23
Share option award net-equity settlement feature	13(d)	—	1	(1)	—	—	—	—	—
Issue of shares in business combination	18(b)	2	100	—	—	—	100	—	100
Change in ownership interests of subsidiary	31(b)	—	—	(3)	—	—	(3)	1	(2)
Other		—	3	—	—	—	3	—	3
Balance as at June 30, 2017		593	$5,156	$368	$2,796	$53	$8,373	$37	$8,410

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of cash flows	(unaudited)

		Three months		Six months
Periods ended June 30 (millions)	Note	2017	2016	2017	2016
OPERATING ACTIVITIES
Net income		$386	$416	$827	$794
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		526	499	1,058	999
Deferred income taxes	9	93	32	186	1
Share-based compensation expense, net	13(a)	23	22	39	38
Net employee defined benefit plans expense	14(a)	20	22	41	44
Employer contributions to employee defined benefit plans		(13)	(14)	(35)	(39)
Other		24	(17)	5	(13)
Net change in non-cash operating working capital	31(a)	67	(68)	(286)	(369)
Cash provided by operating activities		1,126	892	1,835	1,455
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	31(a)	(754)	(614)	(1,550)	(1,260)
Cash payments for spectrum licences		—	(145)	—	(145)
Cash payments for acquisitions, net	18(b)	(466)	—	(478)	(2)
Real estate joint ventures advances	21(c)	(8)	(11)	(13)	(23)
Real estate joint venture receipts	21(c)	1	41	4	41
Proceeds on disposition		3	—	6	—
Other		3	(6)	(12)	(6)
Cash used by investing activities		(1,221)	(735)	(2,043)	(1,395)
FINANCING ACTIVITIES	31(b)
Dividends paid to holders of Common Shares	12(a)	(260)	(261)	(544)	(524)
Purchase of Common Shares for cancellation		—	(61)	—	(121)
Issuance and repayment of short-term borrowings		—	3	—	3
Long-term debt issued	26	1,543	2,041	4,061	3,287
Redemptions and repayment of long-term debt	26	(1,611)	(2,212)	(3,360)	(2,783)
Issue of shares by subsidiary to non-controlling interests		—	292	—	292
Other		—	(9)	(10)	(9)
Cash provided (used) by financing activities		(328)	(207)	147	145
CASH POSITION
Increase (decrease) in cash and temporary investments, net		(423)	(50)	(61)	205
Cash and temporary investments, net, beginning of period		794	478	432	223
Cash and temporary investments, net, end of period		$371	$428	$371	$428
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(125)	$(132)	$(267)	$(255)
Interest received		$1	$1	$1	$1
Income taxes paid, net		$(33)	$(150)	$(179)	$(423)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

notes to condensed interim consolidated financial statements	(unaudited)

JUNE 30, 2017

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: Internet protocol; television; hosting, managed information technology and cloud-based services; healthcare solutions; and business process outsourcing.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” are used to refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

1                                    condensed interim consolidated financial statements

(a)   Basis of presentation

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2016.

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2016, other than as set out in Note 2. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles. Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

Our condensed interim consolidated financial statements for the six-month period ended June 30, 2017, were authorized by our Board of Directors for issue on August 11, 2017.

notes to condensed interim consolidated financial statements	(unaudited)

(b)   Inventories

Our inventories consist primarily of wireless handsets, parts and accessories (totalling $260 million (December 31, 2016 — totalling $266 million)) and communications equipment held for resale. Costs of goods sold for the three-month and six-month periods ended June 30, 2017, totalled $444 million (2016 — $403 million) and $852 million (2016 — $806 million), respectively.

2      accounting policy developments

(a)         Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

Amendments to standards arising from Annual Improvements to IFRSs 2014-2016 Cycle are required to be applied for years beginning on or after January 1, 2017 (for IFRS 12, Disclosure of Interests in Other Entities), and January 1, 2018 (for the balance of the amendments); such application has had no effect on our financial performance or disclosure.

(b)   Standards, interpretations and amendments to standards not yet effective and not yet applied

•                  IFRS 9, Financial Instruments, is required to be applied for years beginning on or after January 1, 2018. The new standard includes a model for the classification and measurement of financial instruments, a single forward-looking “expected loss” impairment model and a reformed approach to hedge accounting. Based upon current facts and circumstances, we do not expect our financial performance or disclosure to be materially affected by the application of the standard.

•                  IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2018, such date reflecting the one-year deferral approved by the International Accounting Standards Board on July 22, 2015. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue. The new standard was released in May 2014 and supersedes existing standards and interpretations including IAS 18, Revenue. In April 2016, the International Accounting Standards Board issued Clarifications to IFRS 15, Revenue from Contracts with Customers, clarifying application of some of the more complex aspects of the standard. We are currently assessing the impacts and transition provisions of the new standard; however, we expect that we will apply the standard retrospectively to prior reporting periods, subject to permitted and elected practical expedients.

The effects of the new standard and the materiality of those effects will vary by industry and entity. Like many other telecommunications companies, we currently expect to be materially affected by its application, primarily in respect of the timing of revenue recognition, the classification of revenue, the capitalization of costs of obtaining a contract with a customer and possibly the capitalization of the costs of contract fulfilment (as defined by the new standard).

Revenue — timing of recognition; classification

The timing of revenue recognition and the classification of our revenues as either service revenues or equipment revenues will be affected, since the allocation of consideration in multiple element arrangements (solutions for our customers that may involve deliveries of multiple services and products that occur at different points in time and/or over different periods of time) will no longer be affected by the current limitation cap methodology.

The effects of the timing of revenue recognition and the classification of revenue are expected to be most pronounced in our wireless results. Although the measurement of the total revenue recognized over the life of a contract will be largely unaffected by the new standard, the prohibition of the use of the limitation cap methodology will accelerate the recognition of total contract revenue, relative to both the associated cash inflows from customers and our current practice (using the limitation cap methodology). The acceleration of the recognition of contract revenue relative to the associated cash inflows will also result in the recognition of an amount reflecting the resulting difference as a contract asset. Although the underlying transaction economics would not differ, during periods of sustained growth in the number of wireless subscriber connection additions, assuming comparable contract-lifetime per unit cash inflows, revenues would appear to be greater than under the current practice (using the limitation cap methodology). Wireline results arising from transactions that include the initial provision of subsidized equipment or promotional pricing plans will be similarly affected.

We currently are planning to retrospectively apply the new standard, subject to associated decisions in respect of transitional provisions and permitted practical expedients. The contract asset that will initially be recorded upon transition to the new standard represents revenues that will have not been reflected, at any time, in our periodic results of operations, but, if not for transitioning to the new standard, would have been; the transitional contract asset, net of income tax effects, will be recognized as an adjustment to opening retained earnings.

notes to condensed interim consolidated financial statements	(unaudited)

Costs of contract acquisition; costs of contract fulfilment — timing of recognition

Similarly, the measurement of the total costs of contract acquisition and contract fulfilment over the life of a contract will be unaffected by the new standard, but the timing of recognition will be. The new standard will result in our wireless and wireline costs of contract acquisition and contract fulfilment, to the extent that they are material, being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during periods of sustained growth in the number of customer connection additions, assuming comparable per unit costs of contract acquisition and contract fulfilment, absolute profitability measures would appear to be greater than under the current practice (immediately expensing such costs).

Implementation

Our operations and associated systems are complex and our accounting for millions of multi-year contracts with our customers will be affected. Significantly, in order to effect the associated accounting, incremental compilation of historical data will be necessary for the millions of already existing multi-year contracts with our customers that are expected to be in-scope for purposes of transitioning to the new standard. Our current estimate of the time and effort necessary to develop and implement the accounting policies, estimates, judgments and processes (including critical incremental requirements of our information technology systems) we will need to have in place in order to comply with the new standard extends into the latter half of 2017.

We have developed the necessary accounting policies, estimates, judgments and processes necessary to transition to the new standard. Upon completion of the implementation of these developed items, including implementation of the critical incremental requirements of our information technology systems, we will commence the incremental compilation of historical data, as well as the accounting for that data, all of which is necessary to transition to, and to make reasonable quantitative estimates (which will also be subject to associated incremental internal controls over financial reporting) of the effects of, the new standard. As a result, at this time, it is not possible to make reasonable quantitative estimates of the effects of the new standard, and we may not be able to do so prior to completing our December 31, 2017, annual consolidated financial statements.

The forgoing discussion of the implications of the new standard should be read in conjunction with the Illustrative example in Note 2(b) — Accounting policy developments in our audited consolidated financial statements for the year ended December 31, 2016.

•                  In January 2016, the International Accounting Standards Board released IFRS 16, Leases, which is required to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17, Leases; earlier application is allowed, but not before the application of IFRS 15, Revenue from Contracts with Customers. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked together to modify the accounting for leases, generally by eliminating lessees’ classification of leases as either operating leases or finance leases and, for IFRS-IASB, introducing a single lessee accounting model.

The most significant effect of the new standard will be the lessee’s recognition of the initial present value of unavoidable future lease payments as lease assets and lease liabilities on the statement of financial position, including those for most leases that would be currently accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

The measurement of the total lease expense over the term of a lease will be unaffected by the new standard. However, the new standard will result in the timing of lease expense recognition being accelerated for leases which would be currently accounted for as operating leases; the International Accounting Standards Board expects that this effect may be muted by a lessee having a portfolio of leases with varying maturities and lengths of term. The presentation on the statement of income and other comprehensive income required by the new standard will result in most non-executory lease expenses being presented as amortization of lease assets and financing costs arising from lease liabilities rather than as a part of goods and services purchased, thus reported operating income would be higher under the new standard.

Relative to the results of applying the current standard, although the actual cash flows will be unaffected, the lessee’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities. This is due to the payment of the “principal” component of leases that would be currently accounted for as operating leases being presented as a cash flow use within financing activities under the new standard.

We are currently assessing the impacts and transition provisions of the new standard, however, we expect that we will apply the standard retrospectively to prior reporting periods, subject to permitted and elected practical

notes to condensed interim consolidated financial statements	(unaudited)

expedients; we are currently considering applying the new standard concurrent with our initial application of IFRS 15, Revenue from Contracts with Customers. Our current estimate of the time and effort necessary to develop and implement the accounting policies, estimates and processes (including incremental requirements of our information technology systems) we will need to have in place in order to comply with the new standard extends into late 2017. We expect that our Consolidated statement of financial position will be materially affected, as will those financial metrics related to both debt and results of operations; however, at this time it is not possible to make reasonable quantitative estimates of the effects of the new standard.

(c)   Public Company Accounting Oversight Board (United States) standard not yet effective and not yet applied

The Public Company Accounting Oversight Board has adopted an auditing standard in June 2017 that requires auditors to include significantly more information in their audit reports on financial statements including clarification of existing language, disclosure of their tenure and information about critical audit matters (matters communicated to a company’s audit committee that relate to material accounts or disclosures and which involved especially challenging, subjective and/or complex auditor judgment).  Assuming the United States Securities and Exchange Commission approves the standard when expected (September 2017), the new audit report is expected to apply to our fiscal 2017 year, except for the critical audit matters which are expected to first be required to be reported relative to our fiscal 2019 year.

3                 capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) — excluding restructuring and other costs; and dividend payout ratios.

Net debt to EBITDA — excluding restructuring and other costs is calculated as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt, EBITDA — excluding restructuring and other costs and adjusted net earnings are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other companies. The calculation of these measures is as set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

The dividend payout ratio presented is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as recorded in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share if the reported amount is in respect of a fiscal year). The dividend payout ratio of adjusted net earnings presented, also a historical measure, differs in that it excludes the gain on exchange of wireless spectrum licences, net gains and equity income from real estate joint ventures, business acquisition-related provisions, immediately vesting transformative compensation expense, long-term debt prepayment premium and income tax-related adjustments.

During 2017, our financial objectives, which are reviewed annually and which were unchanged from 2016 included the financial objectives set out in the following table. We believe that our financial objectives are supportive of our long-term strategy.

* EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

notes to condensed interim consolidated financial statements	(unaudited)

As at, or for the12-month periods ended, June 30 ($ in millions)	Objective	2017	2016
Components of debt and coverage ratios
Net debt [1]		$13,404	$12,257
EBITDA — excluding restructuring and other costs [2]		$4,806	$4,596
Net interest cost [3]		$560	$525
Debt ratio
Net debt to EBITDA — excluding restructuring and other costs	2.00 – 2.50 [4]	2.79	2.67
Coverage ratios
Earnings coverage [5]		4.0	4.6
EBITDA — excluding restructuring and other costs interest coverage [6]		8.6	8.8
Other measures [7]
Dividend payout ratio	65% – 75%	91%	74%
Dividend payout ratio of adjusted net earnings		78%	75%

(1)         Net debt is calculated as follows:

As at June 30	Note	2017	2016
Long-term debt	26	$13,544	$12,522
Debt issuance costs netted against long-term debt		74	59
Derivative (assets) liabilities, net		64	1
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)		(7)	—
Cash and temporary investments, net		(371)	(428)
Short-term borrowings	22	100	103
Net debt		$13,404	$12,257

(2)         EBITDA — excluding restructuring and other costs is calculated as follows:

	EBITDA (Note 5)	Restructuring and other costs (Note 15)	EBITDA — excluding restructuring and other costs
Add
Six-month period ended June 30, 2017	$2,455	$43	$2,498
Year ended December 31, 2016	4,229	479	4,708
Deduct
Six-month period ended June 30, 2016	(2,329)	(71)	(2,400)
EBITDA — excluding restructuring and other costs	$4,355	$451	$4,806

(3)         Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost).

(4)         Our long-term objective range for this ratio is 2.00 — 2.50 times. The ratio as at June 30, 2017, is outside the long-term objective range. In the medium term, we may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but will continue to endeavour to return this ratio to within the objective range in the medium term, as we believe that this range is supportive of our long-term strategy. We are in compliance with our credit facilities leverage ratio covenant, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

(5)         Earnings coverage is defined as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest.

(6)         EBITDA — excluding restructuring and other costs interest coverage is defined as EBITDA — excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

(7)         Our target guideline for the dividend payout ratio is 65%—75% of sustainable earnings on a prospective basis; however we currently expect that we will be within our target guideline when considered on a prospective basis.

Adjusted net earnings attributable to Common Shares is calculated as follows:

12-month periods ended June 30	2017	2016
Net income attributable to Common Shares	$1,241	$1,420
Gain on exchange of wireless spectrum licences, after income taxes	—	(13)
Gain and net equity income related to real estate redevelopment project, after income taxes	(13)	(5)
Business acquisition-related provisions, after income taxes	8	7
Immediately vesting transformative compensation expense, after income taxes	224	—
Income tax-related adjustments	(19)	(13)
Adjusted net earnings attributable to Common Shares	$1,441	$1,396

Net debt to EBITDA — excluding restructuring and other costs was 2.79 times as at June 30, 2017, up from 2.67 times one year earlier. The increase in net debt exceeded the growth in EBITDA — excluding restructuring and other costs. The earnings coverage ratio for the twelve-month period ended June 30, 2017, was 4.0 times, down from 4.6 times one year earlier. Higher borrowing costs reduced the ratio by 0.2 and lower income before borrowing costs and income taxes reduced the ratio by 0.4. The EBITDA — excluding restructuring and other costs interest coverage ratio for the twelve-month period ended June 30, 2017, was 8.6 times, down from 8.8 times one year earlier. Growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.4, while an increase in net interest costs reduced the ratio by 0.6.

notes to condensed interim consolidated financial statements	(unaudited)

4              financial instruments

(a)         Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at (millions)	June 30, 2017	December 31, 2016
Cash and temporary investments, net	$371	$432
Accounts receivable	1,408	1,471
Derivative assets	12	17
	$1,791	$1,920

Cash and temporary investments

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

The following table presents an analysis of the age of customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position. As at June 30, 2017, the weighted average age of customer accounts receivable was 24 days (December 31, 2016 — 26 days) and the weighted average age of past-due customer accounts receivable was 58 days (December 31, 2016 — 61 days). Any late payment charges are levied at an industry-based market or negotiated rate on outstanding non-current customer account balances.

As at (millions)	Note	June 30, 2017	December 31, 2016
Customer accounts receivable, net of allowance for doubtful accounts
Less than 30 days past billing date		$799	$897
30-60 days past billing date		154	176
61-90 days past billing date		25	35
More than 90 days past billing date		35	55
		$1,013	$1,163
Customer accounts receivable	16	$1,063	$1,217
Allowance for doubtful accounts		(50)	(54)
		$1,013	$1,163

We maintain allowances for potential credit losses related to doubtful accounts. Current economic conditions, historical information, reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable above a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months		Six months
Periods ended June 30 (millions)	2017	2016	2017	2016
Balance, beginning of period	$50	$52	$54	$52
Additions (doubtful accounts expense)	12	13	29	29
Net use	(12)	(13)	(33)	(29)
Balance, end of period	$50	$52	$50	$52

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings

notes to condensed interim consolidated financial statements	(unaudited)

are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(b)   Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•                  maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

•                  maintaining an agreement to sell trade receivables to an arm’s-length securitization trust (Note 22);

•                  maintaining bilateral bank facilities (Note 22) and syndicated credit facilities (Note 26(d),(e));

•                  maintaining a commercial paper program (Note 26(b));

•                  maintaining an in-effect shelf prospectus;

•                  continuously monitoring forecast and actual cash flows; and

•                  managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in Note 26(f). As at June 30, 2017, we could offer $1.2 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until April 2018 (December 31, 2016 — $2.2 billion). We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative				Derivative
				Composite long-term debt
	Non-interest bearing financial	Short-term	Construction credit facilities commitment [2]	Long-term debt [1]	Currency swap agreement amounts to be exchanged [3]		Currency swap agreement amounts to be exchanged
As at June 30, 2017 (millions)	liabilities	borrowings [1]	(Note 21)	(Note 26)	(Receive)	Pay	(Receive)	Pay	Total
2017	$1,850	$—	$80	$1,305	$(1,058)	$1,081	$(293)	$297	$3,262
2018	147	102	—	788	(46)	46	(237)	242	1,042
2019	18	—	—	1,535	(46)	46	—	—	1,553
2020	9	—	—	1,484	(46)	46	—	—	1,493
2021	9	—	—	1,712	(46)	46	—	—	1,721
Thereafter	16	—	—	13,074	(1,691)	1,725	—	—	13,124
Total	$2,049	$102	$80	$19,898	$(2,933)	$2,990	$(530)	$539	$22,195

				Total (Note 26(f))		$19,955

(1)             Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at June 30, 2017.

(2)             The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2019.

(3)             The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at June 30, 2017. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

	Non-derivative				Derivative
				Composite long-term debt
As at December 31, 2016	Non-interest bearing financial	Short-term	Construction credit facilities commitment [2]	Long-term debt [1]	Currency swap agreement amounts to be exchanged [3]			Currency swap agreement amounts to be exchanged
(millions)	liabilities	borrowings [1]	(Note 21)	(Note 26)	(Receive)	Pay	Other	(Receive)	Pay	Total
2017	$1,949	$1	$93	$1,832	$(634)	$634	$3	$(475)	$469	$3,872
2018	227	102	—	750	(23)	23	—	—	—	1,079
2019	16	—	—	1,498	(23)	23	—	—	—	1,514
2020	9	—	—	1,447	(23)	23	—	—	—	1,456
2021	9	—	—	1,711	(23)	23	—	—	—	1,720
Thereafter	5	—	—	11,584	(930)	921	—	—	—	11,580
Total	$2,215	$103	$93	$18,822	$(1,656)	$1,647	$3	$(475)	$469	$21,221

				Total		$18,813

(1)             Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2016.

(2)             The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2018.

(3)             The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2016. The hedged U.S.dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

notes to condensed interim consolidated financial statements	(unaudited)

(c)   Market risks

Net income and other comprehensive income for the six-month periods ended June 30, 2017 and 2016, could have varied if the Canadian dollar: U.S.dollar exchange rate and our Common Share price varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar-denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of Common Shares at the statement of financial position date, which includes those in the cash-settled equity swap agreements, has been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable statutory income tax rates for the reporting periods.

Six-month periods ended June 30	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2017	2016	2017	2016	2017	2016
Reasonably possible changes in market risks [1]
10% change in Cdn.$:U.S.$ exchange rate
Canadian dollar appreciates	$(1)	$(3)	$(13)	$(6)	$(14)	$(9)
Canadian dollar depreciates	$1	$3	$17	$6	$18	$9
25% [2] change in Common Share price [3]
Price increases	$(9)	$(12)	$20	$20	$11	$8
Price decreases	$8	$8	$(20)	$(20)	$(12)	$(12)

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

No consideration has been made for a difference in the notional number of Common Shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Common Share price.

(2)         To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a six-month data period and calculated on a monthly basis, the volatility of our Common Share price as at June 30, 2017, was 5.5% (2016 — 16.2%).

(3)         The hypothetical effects of changes in the price of our Common Shares are restricted to those which would arise from our share-based compensation awards that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

(d)   Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring provisions) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.

The carrying values of our investments accounted for using the cost method do not exceed their fair values. The fair values of our investments accounted for as available-for-sale are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments of similar maturities subject to similar risks (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage our exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based on our Common Share price as at the statement of financial position dates).

The financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy at which they are measured are as set out in the following table.

notes to condensed interim consolidated financial statements	(unaudited)

			Fair value measurements at reporting date using
	Carrying value		Quoted prices in active markets for identical items (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
As at (millions)	June 30, 2017	Dec. 31, 2016	June 30, 2017	Dec. 31, 2016	June 30, 2017	Dec. 31, 2016	June 30, 2017	Dec. 31, 2016
Assets
Foreign exchange derivatives	$—	$10	$—	$—	$—	$10	$—	$—
Share-based compensation derivatives	12	7	—	—	12	7	—	—
Available-for-sale portfolio investments	64	62	—	—	64	62	—	—
	$76	$79	$—	$—	$76	$79	$—	$—

Liabilities
Foreign exchange derivatives	$75	$30	$—	$—	$75	$30	$—	$—
Share-based compensation derivatives	—	3	—	—	—	3	—	—
	$75	$33	$—	$—	$75	$33	$—	$—

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

			June 30, 2017		December 31, 2016
As at (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Notional amount	Fair value and carrying value
Current Assets [1]
Derivatives used to manage
Currency risks arising from U.S. dollar-denominated purchases	HFT [2]	2017	$—	$—	$8	$—
Currency risks arising from U.S. dollar-denominated purchases	HFH [3]	2017	$27	—	$263	7
Currency risks arising from U.S. dollar revenues	HFT [2]	2017	$—	—	$4	—
Changes in share-based compensation costs (Note 13(b))	HFH[3]	2017	$9	1	$6	1
Currency risks arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2017	$—	—	$191	3
				$1		$11

Other Long-Term Assets [1]
Derivatives used to manage
Changes in share-based compensation costs (Note 13(b))	HFH [3]	2019	$134	$11	$69	$6
Current Liabilities [1]
Derivatives used to manage
Currency risks arising from U.S. dollar-denominated purchases	HFH [3]	2018	$418	$9	$69	2
Currency risks arising from U.S. dollar revenues	HFT [2]	2018	$93	2	$124	5
Changes in share-based compensation costs (Note 13(b))	HFH [3]	2017	$65	—	$65	3
Currency risks arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2017	$1,057	24	$422	2
				$35		$12

Other Long-Term Liabilities [1]
Derivatives used to manage
Currency risks arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2027	$1,933	$40	$1,036	$21

(1)         Derivative financial assets and liabilities are not set off.

(2)         Designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.

(3)         Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied.

notes to condensed interim consolidated financial statements	(unaudited)

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are as set out in the following table.

	June 30, 2017		December 31, 2016
As at (millions)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt (Note 26)	$13,544	$14,346	$12,931	$13,533

(e)          Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, on derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income. There was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 10)
	(effective portion) (Note 10)			Amount
Periods ended June 30 (millions)	2017	2016	Location	2017	2016
THREE-MONTHS
Derivatives used to manage
Currency risks arising from U.S. dollar-denominated purchases	$(10)	$(1)	Goods and services purchased	$4	$(3)
Changes in share-based compensation costs (Note 13(b))	9	(3)	Employee benefits expense	4	(1)
Currency risks arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	(19)	(14)	Financing costs	(54)	(14)
	$(20)	$(18)		$(46)	$(18)

SIX-MONTHS
Derivatives used to manage
Currency risks arising from U.S. dollar-denominated purchases	$(12)	$(24)	Goods and services purchased	$5	$(2)
Changes in share-based compensation costs (Note 13(b))	9	15	Employee benefits expense	5	6
Currency risks arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	(38)	(52)	Financing costs	(65)	(52)
	$(41)	$(61)		$(55)	$(48)

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the Consolidated statements of income and other comprehensive income.

		Gain (loss) recognized in income on derivatives
		Three months		Six months
Periods ended June 30 (millions)	Location	2017	2016	2017	2016
Derivatives used to manage currency risks	Financing costs	$2	$2	$4	$—

5                 segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations for which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and of capital expenditures). The clarity of such distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure and technology. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge technology, has significantly affected this judgment, as has the commercialization of fixed-wireless telecommunications solutions for customers and the consolidation of our non-customer facing operations. As a result, it has become increasingly impractical and difficult to objectively and clearly distinguish between our wireless and wireline operations and cash flows. Our judgment as to whether these operations can continue to be judged to be individual components of the business and discrete operating segments may change in the future.

notes to condensed interim consolidated financial statements	(unaudited)

As we do not currently aggregate operating segments, our reportable segments as at June 30, 2017, are also wireless and wireline. The wireless segment includes network revenues and equipment sales arising from mobile technologies. The wireline segment includes data revenues (which include Internet protocol; television; hosting, managed information technology and cloud-based services; business process outsourcing; and certain healthcare solutions), voice and other telecommunications services revenues (excluding wireless arising from mobile technologies), and equipment sales. Segmentation has been based on similarities in technology (mobile versus fixed), the technical expertise required to deliver the service and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The segment information regularly reported to the Chief Executive Officer (our chief operating decision-maker), and the reconciliations thereof to our revenues and income before income taxes, are as set out in the following table.

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
June 30 (millions)	2017	2016	2017	2016	2017	2016	2017	2016
Operating revenues
External revenues
Service	$1,732	$1,615	$1,359	$1,337	$—	$—	$3,091	$2,952
Equipment	116	116	52	48	—	—	168	164
Revenues arising from contracts with customers	1,848	1,731	1,411	1,385	—	—	3,259	3,116
Other operating income	(2)	23	16	9	—	—	14	32
	1,846	1,754	1,427	1,394	—	—	3,273	3,148
Inter-service revenues	11	14	52	48	(63)	(62)	—	—
	$1,857	$1,768	$1,479	$1,442	$(63)	$(62)	$3,273	$3,148
EBITDA [1]	$783	$793	$411	$396	$—	$—	$1,194	$1,189
CAPEX [2]	$259	$258	$551	$511	$—	$—	$810	$769
					Operating revenues — external (above)		$3,273	$3,148
					Goods and services purchased		1,433	1,331
					Employee benefits expense		646	628
					EBITDA (above)		1,194	1,189
					Depreciation		391	385
					Amortization		135	114
					Operating income		668	690
					Financing costs		142	134
					Income before income taxes		$526	$556

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, consolidated EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX); see Note 31(a) for a reconciliation of capital expenditures to cash payments for capital assets reported in the Consolidated statements of cash flows.

notes to condensed interim consolidated financial statements	(unaudited)

Six-month periods ended June 30	Wireless		Wireline		Eliminations		Consolidated
(millions)	2017	2016	2017	2016	2017	2016	2017	2016
Operating revenues
External revenues
Service	$3,411	$3,195	$2,707	$2,681	$—	$—	$6,118	$5,876
Equipment	218	233	108	103	—	—	326	336
Revenues arising from contracts with customers	3,629	3,428	2,815	2,784	—	—	6,444	6,212
Other operating income	—	28	27	16	—	—	27	44
	3,629	3,456	2,842	2,800	—	—	6,471	6,256
Inter-service revenues	22	28	104	95	(126)	(123)	—	—
	$3,651	$3,484	$2,946	$2,895	$(126)	$(123)	$6,471	$6,256
EBITDA [1]	$1,603	$1,549	$852	$780	$—	$—	$2,455	$2,329
CAPEX [2]	$508	$438	$1,026	$949	$—	$—	$1,534	$1,387
					Operating revenues — external (above)		$6,471	$6,256
					Goods and services purchased		2,746	2,631
					Employee benefits expense		1,270	1,296
					EBITDA (above)		2,455	2,329
					Depreciation		793	770
					Amortization		265	229
					Operating income		1,397	1,330
					Financing costs		280	257
					Income before income taxes		$1,117	$1,073

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, consolidated EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX); see Note 31(a) for a reconciliation of capital expenditures to cash payments for capital assets reported in the Consolidated statements of cash flows.

Geographical information

We attribute revenues from external customers to individual countries on the basis of the location where the goods and/or services are provided. We do not have material revenues that we attribute to countries other than Canada (our country of domicile), nor do we have material amounts of property, plant, equipment, intangible assets and/or goodwill located outside of Canada.

6                 other operating income

		Three months		Six months
Periods ended June 30 (millions)	Note	2017	2016	2017	2016
Government assistance, including deferral account amortization		$7	$9	$14	$18
Investment income		3	9	5	9
Interest income	21(c)	—	1	—	1
Gain on disposal of assets and other		4	13	8	16
		$14	$32	$27	$44

notes to condensed interim consolidated financial statements	(unaudited)

7                 employee benefits expense

		Three months		Six months
Periods ended June 30 (millions)	Note	2017	2016	2017	2016
Employee benefits expense — gross
Wages and salaries		$645	$631	$1,279	$1,258
Share-based compensation	13	36	30	61	55
Pensions — defined benefit	14(a)	20	22	41	44
Pensions — defined contribution	14(b)	21	20	44	44
Restructuring costs [1]	15(b)	11	11	11	55
Other		37	39	77	78
		770	753	1,513	1,534
Capitalized internal labour costs
Property, plant and equipment		(84)	(83)	(164)	(157)
Intangible assets subject to amortization		(40)	(42)	(79)	(81)
		(124)	(125)	(243)	(238)
		$646	$628	$1,270	$1,296

8                 financing costs

		Three months		Six months
Periods ended June 30 (millions)	Note	2017	2016	2017	2016
Interest expense
Interest on long-term debt — gross		$140	$134	$278	$267
Capitalized long-term debt interest [1]		—	(11)	—	(28)
Interest on long-term debt — net		140	123	278	239
Interest on short-term borrowings and other		1	1	2	2
Interest accretion on provisions	25	3	3	6	6
		144	127	286	247
Employee defined benefit plans net interest	14(a)	2	1	3	2
Foreign exchange		(3)	7	(8)	9
		143	135	281	258
Interest income		(1)	(1)	(1)	(1)
		$142	$134	$280	$257

(1)         Long-term debt interest at a composite rate of 3.31% was capitalized to intangible assets with indefinite lives in the comparative periods.

9                 income taxes

	Three months		Six months
Periods ended June 30 (millions)	2017	2016	2017	2016
Current income tax expense
For the current reporting period	$120	$110	$183	$280
Adjustments recognized in the current period for income taxes of prior periods	(73)	(2)	(79)	(2)
	47	108	104	278
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	21	30	108	(2)
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	—	—	1
Adjustments recognized in the current period for income taxes of prior periods	72	2	78	2
	93	32	186	1
	$140	$140	$290	$279

Our income tax expense and effective income tax rate differ from those calculated by applying the applicable statutory rates for the following reasons:

Three-month periods ended June 30 ($ in millions)	2017		2016
Income taxes computed at applicable statutory rates	$141	26.8%	$148	26.5%
Adjustments recognized in the current period for income taxes of prior periods	(1)	(0.2)	—	—
Other	—	—	(8)	(1.3)
Income tax expense per Consolidated statements of income and other comprehensive income	$140	26.6%	$140	25.2%

notes to condensed interim consolidated financial statements	(unaudited)

Six-month periods ended June 30 ($ in millions)	2017		2016
Income taxes computed at applicable statutory rates	$298	26.7%	$285	26.6%
Adjustments recognized in the current period for income taxes of prior periods	(1)	(0.1)	—	—
Revaluation of deferred income tax liability to reflect future income tax rates	—	—	1	0.1
Other	(7)	(0.6)	(7)	(0.7)
Income tax expense per Consolidated statements of income and other comprehensive income	$290	26.0%	$279	26.0%

10           other comprehensive income

	Items that may subsequently be reclassified to income						Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(e))			Cumulative	Change in unrealized fair		Employee
(millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	foreign currency translation adjustment	value of available-for- sale financial assets	Accumulated other comp. income	defined benefit plan re-measurements	Other comp. income
THREE-MONTH PERIODS ENDED JUNE 30
Accumulated balance as at April 1, 2016			$(10)	$39	$16	$45
Other comprehensive income (loss)
Amount arising	$(18)	$18	—	6	(3)	3	$129	$132
Income taxes	$(6)	$5	(1)	—	—	(1)	35	34
Net			1	6	(3)	4	$94	$98
Accumulated balance as at June 30, 2016			$(9)	$45	$13	$49

Accumulated balance as at April 1, 2017			$(29)	$51	$14	$36
Other comprehensive income (loss)
Amount arising	$(20)	$46	26	—	2	28	$26	$54
Income taxes	$—	$7	7	—	—	7	8	15
Net			19	—	2	21	$18	$39
Accumulated balance as at June 30, 2017			$(10)	$51	$16	$57

SIX-MONTH PERIODS ENDED JUNE 30
Accumulated balance as at January 1, 2016			$—	$43	$16	$59
Other comprehensive income (loss)
Amount arising	$(61)	$48	(13)	2	(3)	(14)	$24	$10
Income taxes	$(17)	$13	(4)	—	—	(4)	7	3
Net			(9)	2	(3)	(10)	$17	$7
Accumulated balance as at June 30, 2016			$(9)	$45	$13	$49

Accumulated balance as at January 1, 2017			$(20)	$48	$16	$44
Other comprehensive income (loss)
Amount arising	$(41)	$55	14	3	—	17	$118	$135
Income taxes	$(4)	$8	4	—	—	4	32	36
Net			10	3	—	13	$86	$99
Accumulated balance as at June 30, 2017			$(10)	$51	$16	$57

Attributable to:
Common Shares						$53
Non-controlling interests						4
						$57

As at June 30, 2017, our estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges that are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding income tax effects, is $NIL.

notes to condensed interim consolidated financial statements	(unaudited)

11           per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted stock units.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

	Three months		Six months
Periods ended June 30 (millions)	2017	2016	2017	2016
Basic total weighted average number of Common Shares outstanding	592	593	591	593
Effect of dilutive securities
Share option awards	1	1	1	1
Diluted total weighted average number of Common Shares outstanding	593	594	592	594

For the three-month and six-month periods ended June 30, 2017 and 2016, no outstanding TELUS Corporation share option awards were excluded in the computation of diluted net income per Common Share.

12           dividends per share

(a)         Dividends declared

Six-month periods ended June 30 (millions except per share	2017				2016
amounts)	Declared		Paid to		Declared		Paid to
Common Share dividends	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Quarter 1 dividend	Mar. 10, 2017	$0.4800	Apr 3, 2017	$283	Mar. 11, 2016	$0.44	Apr. 1, 2016	$261
Quarter 2 dividend	Jun. 9, 2017	0.4925	Jul. 4, 2017	293	Jun. 10, 2016	0.46	Jul. 4, 2016	274
		$0.9725		$576		$0.90		$535

On August 10, 2017, the Board of Directors declared a quarterly dividend of $0.4925 per share on our issued and outstanding Common Shares payable on October 2, 2017, to holders of record at the close of business on September 8, 2017. The final amount of the dividend payment depends upon the number of Common Shares issued and outstanding at the close of business on September 8, 2017.

(b)   Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares may acquire additional Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this Plan, we have the option of offering Common Shares from Treasury or having the trustee acquire Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the Plan.

In respect of Common Share dividends declared during the three-month and six-month periods ended June 30, 2017, $16 million (2016 — $14 million) and $31 million (2016 — $30 million), respectively, were to be reinvested in Common Shares the trustee acquired from Treasury (2016 — acquired in the stock market), with no discount applicable.

Under the share purchase feature of the Plan, eligible shareholders can make optional cash payments and purchase our Common Shares at the market price without brokerage commissions or service charges; such purchases are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

notes to condensed interim consolidated financial statements	(unaudited)

13           share-based compensation

(a)         Details of share-based compensation expense

Reflected in the Consolidated statements of income and other comprehensive income as Employee benefits expense and in the Consolidated statements of cash flows are the following share-based compensation amounts:

		2017			2016
Three-month periods ended June 30 (millions)	Note	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Restricted stock units	(b)	$21	$2	$23	$20	$2	$22
Employee share purchase plan	(c)	9	(9)	—	10	(10)	—
		$30	$(7)	$23	$30	$(8)	$22

		2017			2016
Six-month periods ended June 30 (millions)	Note	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Restricted stock units	(b)	$37	$2	$39	$38	$—	$38
Employee share purchase plan	(c)	18	(18)	—	19	(19)	—
		$55	$(16)	$39	$57	$(19)	$38

For the three-month and six-month periods ended June 30, 2017, the associated operating cash outflows in respect of restricted stock units were net of cash inflows arising from the cash-settled equity swap agreements of $2 million (2016 — $3 million) and $4 million (2016 — $4 million), respectively. For the three-month and six-month periods ended June 30, 2017, the income tax benefit arising from share-based compensation was $7 million (2016 — $8 million) and $14 million (2016 — $15 million), respectively.

(b)   Restricted stock units

General

We use restricted stock units as a form of retention and incentive compensation. Each restricted stock unit is nominally equal in value to one equity share and is nominally entitled to the dividends that would arise thereon if it were an issued and outstanding equity share. The notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. Due to the notional dividend mechanism, the grant-date fair value of restricted stock units equals the fair market value of the corresponding equity shares at the grant date. The restricted stock units generally become payable when vesting is completed and typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded; the majority of restricted stock units outstanding have cliff vesting. The associated liability is normally cash-settled.

TELUS Corporation restricted stock units

We also award restricted stock units that largely have the same features as our general restricted stock units, but have a variable payout (0% — 200%) that depends upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on our Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted stock units affected by the total customer connections performance condition equals the fair market value of the corresponding Common Shares at the grant date, and thus the notional subset has been included in the presentation of our restricted stock units with only service conditions. The recurring estimate, which reflects a variable payout, of the fair value of the notional subset of our restricted stock units affected by the relative total shareholder return performance element is determined using a Monte Carlo simulation.

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of outstanding TELUS Corporation non-vested restricted stock units.

Number of non-vested restricted stock units as at	June 30, 2017	December 31, 2016
Restricted stock units without market performance conditions
Restricted stock units with only service conditions	4,916,219	3,260,745
Notional subset affected by total customer connections performance condition	215,084	130,234
	5,131,303	3,390,979
Restricted stock units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	645,252	390,703
	5,776,555	3,781,682

The following table presents a summary of the activity related to TELUS Corporation restricted stock units without market performance conditions.

	Three months			Six months
	Number of restricted stock units [1]		Weighted average grant-date	Number of restricted stock units [1]		Weighted average grant-date
Periods ended June 30, 2017	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	5,048,970	—	$42.40	3,390,979	—	$41.71
Vested	—	9,059	$41.05	—	29,108	$38.09
Issued
Initial award	73,565	—	$44.92	1,772,613	—	$43.48
In lieu of dividends	55,646	100	$43.19	93,459	201	$43.11
Vested	(4,569)	4,569	$41.93	(22,286)	22,286	$42.04
Settled in cash	—	(4,569)	$42.00	—	(42,436)	$41.32
Forfeited and cancelled	(42,309)	—	$42.09	(103,462)	—	$41.98
Outstanding, end of period
Non-vested	5,131,303	—	$42.45	5,131,303	—	$42.34
Vested	—	9,159	$41.06	—	9,159	$32.85

(1)         Excluding the notional subset of restricted stock units affected by the relative total shareholder return performance element.

With respect to certain issuances of TELUS Corporation restricted stock units, we have entered into cash-settled equity forward agreements that fix our cost; that information, as well as a schedule of non-vested TELUS Corporation restricted stock units outstanding as at June 30, 2017, is set out in the following table.

Vesting in years ending December 31	Number of fixed-cost restricted stock units	Our fixed cost per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units [1]
2017	1,677,719	$45.30	30,820	1,708,539
2018	1,792,286	$40.91	33,826	1,826,112
2019	1,385,734	$45.46	210,918	1,596,652
	4,855,739		275,564	5,131,303

(1)   Excluding the notional subset of restricted stock units affected by the relative total shareholder return performance element.

TELUS International (Cda) Inc. restricted stock units

We also award restricted stock units that largely have the same features as the TELUS Corporation restricted stock units, but have a variable payout (0% — 150%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted stock units.

	2017
	U.S.$ denominated			Canadian $ denominated
	Number of non-vested restricted	Grant-date		Number of restricted stock units		Grant-date
Three-month and six-month periods ended June 30	stock units	fair value		Non-vested	Vested	fair value
Outstanding, beginning and end of period
Non-vested	163,785	U.S.$	21.90	—	—	$—
Vested	—	U.S.$	—	—	32,299	$21.36

notes to condensed interim consolidated financial statements	(unaudited)

(c)   Employee share purchase plan

We have an employee share purchase plan under which eligible employees up to a certain job classification can purchase our Common Shares through regular payroll deductions by contributing between 1% and 20% of their pay; for more highly compensated job classifications, employees may contribute between 1% and 55% of their pay. For every dollar contributed by an employee, up to a maximum of 6% of eligible employee pay, we are required to make a contribution at a percentage between 20% and 40%. For the three-month and six-month periods ended June 30, 2017 and 2016, we contributed 40% for employees up to a certain job classification; for more highly compensated job classifications, we contributed 35%. We record our contributions as a component of Employee benefits expense and our contribution vests on the earlier of a plan participant’s last day in our employ or the last business day of the calendar year of our contribution, unless the plan participant’s employment is terminated with cause, in which case the plan participant will forfeit any in-year contribution from us.

In respect of Common Shares held within employee share purchase plan, Common Share dividends declared during the three-month and six-month periods ended June 30, 2017, of $7 million (2016 — $6 million) and $14 million (2016 — $13 million), respectively, were to be reinvested in Common Shares the trustee acquired from Treasury (2016 — acquired in the stock market), with no discount applicable.

(d)   Share option awards

General

We use share option awards as a form of retention and incentive compensation. We apply the fair value method of accounting for share-based compensation awards granted to officers and other employees. Share option awards typically have a three-year vesting period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

The weighted average fair value of share option awards granted is calculated by using the Black-Scholes model (a closed-form option pricing model). The risk-free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on our historical share option award exercise data. Similarly, expected volatility considers the historical volatility in the price of our Common Shares for TELUS Corporation share options and historical volatility in the price of a peer group’s shares in respect of TELUS International (Cda) Inc. share options. The dividend yield is the annualized dividend current at the time of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

TELUS Corporation share options

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

	Three months		Six months
Periods ended June 30, 2017	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	1,027,836	$26.63	1,417,693	$24.49
Exercised [1]	(134,775)	$25.62	(502,598)	$20.74
Forfeited	(2,072)	$27.15	(3,718)	$27.48
Expired	—	$—	(20,388)	$16.31
Outstanding, end of period	890,989	$26.79	890,989	$26.79

(1)         The total intrinsic value of share option awards exercised for the three-month and six-month periods ended June 30, 2017, was $3 million (reflecting a weighted average price at the dates of exercise of $45.38 per share) and $12 million (reflecting a weighted average price at the dates of exercise of $44.06 per share), respectively. The difference between the number of share options exercised and the number of Common Shares issued (as reflected in the Consolidated statements of changes in owners’ equity) is the effect of our choosing to settle share option award exercises using the net-equity settlement feature.

notes to condensed interim consolidated financial statements	(unaudited)

The following is a life and exercise price stratification of outstanding TELUS Corporation share options, all of which are vested, as at June 30, 2017.

Options outstanding and exercisable

			Total	Weighted average price
Range of option prices
Low	$21.42	$28.56	$21.42
High	$25.64	$31.69	$31.69
Year of expiry and number of options
2017	2,680	—	2,680	$21.42
2018	361,738	—	361,738	$23.31
2019	—	526,571	526,571	$29.20
	364,418	526,571	890,989

Weighted average remaining contractual life (years)	0.7	1.9	1.4
Weighted average price	$23.29	$29.20	$26.79
Aggregate intrinsic value [1] (millions)	$8	$8	$16

(1)         The aggregate intrinsic value is calculated based on the June 30, 2017, price of $44.77 per Common Share.

TELUS International (Cda) Inc. share options

Employees may receive equity share options (equity-settled) to purchase TELUS International (Cda) Inc. common shares at a price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to TELUS International (Cda) Inc. common share price appreciation. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% — 100%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

	2017
	U.S.$ denominated			Canadian $ denominated
Three-month and six-month periods ended June 30	Number of share options	Weighted average share option price [1]		Number of share options	Share option price [2]
Outstanding, beginning and end of period	573,354	U.S.$	30.86	53,832	$21.36

(1)         The range of share option prices is U.S.$21.90 — U.S.$40.26 per TELUS International (Cda) Inc. equity share and the weighted average remaining contractual life is 9.5 years.

(2)         The weighted average remaining contractual life is 9.0 years.

14          employee future benefits

(a)         Defined benefit pension plans — details

Our defined benefit pension plan expense (recovery) was as follows:

	2017				2016
Three-month periods ended June 30 (millions)	Employee benefits expense	Financing costs	Other comp. income		Employee benefits expense	Financing costs	Other comp. income
Recognized in	(Note 7)	(Note 8)	(Note 10)	Total	(Note 7)	(Note 8)	(Note 10)	Total
Current service cost	$19	$—	$—	$19	$20	$—	$—	$20
Net interest; return on plan assets
Interest expense arising from defined benefit obligations accrued	—	83	—	83	—	85	—	85
Return, including interest income, on plan assets [1]	—	(82)	(35)	(117)	—	(84)	(129)	(213)
Interest effect on asset ceiling limit	—	1	—	1	—	—	—	—
	—	2	(35)	(33)	—	1	(129)	(128)
Administrative fees	1	—	—	1	2	—	—	2
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	9	9	—	—	—	—
	$20	$2	$(26)	$(4)	$22	$1	$(129)	$(106)

(1)         The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued.

notes to condensed interim consolidated financial statements	(unaudited)

	2017				2016
Six-month periods ended June 30 (millions)	Employee benefits expense	Financing costs	Other comp. income		Employee benefits expense	Financing costs	Other comp. income
Recognized in	(Note 7)	(Note 8)	(Note 10)	Total	(Note 7)	(Note 8)	(Note 10)	Total
Current service cost	$38	$—	$—	$38	$41	$—	$—	$41
Net interest; return on plan assets
Interest expense arising from defined benefit obligations accrued	—	166	—	166	—	170	—	170
Return, including interest income, on plan assets [1]	—	(165)	(169)	(334)	—	(169)	(24)	(193)
Interest effect on asset ceiling limit	—	2	—	2	—	1	—	1
	—	3	(169)	(166)	—	2	(24)	(22)
Administrative fees	3	—	—	3	3	—	—	3
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	51	51	—	—	—	—
	$41	$3	$(118)	$(74)	$44	$2	$(24)	$22

(1)         The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued.

(b)   Defined contribution plans — expense

Our total defined contribution pension plan costs recognized were as follows:

	Three months		Six months
Periods ended June 30 (millions)	2017	2016	2017	2016
Union pension plan and public service pension plan contributions	$6	$5	$12	$13
Other defined contribution pension plans	15	15	32	31
	$21	$20	$44	$44

15           restructuring and other costs

(a)         Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We also include incremental external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses or settlements, in other costs.

Restructuring and other costs are presented in the Consolidated statements of income and other comprehensive income as set out in the following table:

	Restructuring (b)		Other (c)		Total
Periods ended June 30 (millions)	2017	2016	2017	2016	2017	2016
THREE-MONTHS
Goods and services purchased	$17	$12	$6	$—	$23	$12
Employee benefits expense	11	11	5	—	16	11
	$28	$23	$11	$—	$39	$23

SIX-MONTHS
Goods and services purchased	$21	$16	$6	$—	$27	$16
Employee benefits expense	11	55	5	—	16	55
	$32	$71	$11	$—	$43	$71

(b)   Restructuring provisions

Employee related provisions and other provisions, as presented in Note 25, include amounts in respect of restructuring activities. In 2017, restructuring activities included ongoing and incremental efficiency initiatives, including personnel-related costs and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

notes to condensed interim consolidated financial statements	(unaudited)

	2017			2016
Three-month periods ended June 30 (millions)	Employee related [1]	Other [1]	Total [1]	Employee related [1]	Other [1]	Total [1]
Restructuring costs
Additions	$19	$17	$36	$11	$12	$23
Reversal	(8)	—	(8)	—	—	—
Expense	11	17	28	11	12	23
Use	(7)	(21)	(28)	(22)	(12)	(34)
Expenses greater (less) than disbursements	4	(4)	—	(11)	—	(11)
Restructuring provisions
Balance, beginning of period	38	78	116	91	56	147
Balance, end of period	$42	$74	$116	$80	$56	$136

(1)         The transactions and balances in this column are included in, and thus are a subset of, the transactions and balances in the column with the same caption in Note 25.

	2017			2016
Six-month periods ended June 30 (millions)	Employee related [1]	Other [1]	Total [1]	Employee related [1]	Other [1]	Total [1]
Restructuring costs
Additions	$22	$21	$43	$55	$20	$75
Reversal	(11)	—	(11)	—	(4)	(4)
Expense	11	21	32	55	16	71
Use	(51)	(27)	(78)	(91)	(17)	(108)
Expenses greater (less) than disbursements	(40)	(6)	(46)	(36)	(1)	(37)
Restructuring provisions
Balance, beginning of period	82	80	162	116	57	173
Balance, end of period	$42	$74	$116	$80	$56	$136

(1)         The transactions and balances in this column are included in, and thus are a subset of, the transactions and balances in the column with the same caption in Note 25.

(c)   Other

During the three-month and six-month periods ended June 30, 2017, incremental external costs were incurred in connection with business acquisition activity. In connection with our acquisition of Manitoba Telecom Services Inc. postpaid wireless subscribers, as discussed further in Note 18(b), non-recurring atypical business integration expenditures which would be considered neither restructuring expenditures nor part of the fair value of the net assets acquired have been included in other costs.

16           accounts receivable

As at (millions)	Note	June 30, 2017	December 31, 2016
Customer accounts receivable	4(a)	$1,063	$1,217
Accrued receivables — customer		131	131
Allowance for doubtful accounts	4(a)	(50)	(54)
		1,144	1,294
Accrued receivables — other		264	177
		$1,408	$1,471

notes to condensed interim consolidated financial statements	(unaudited)

17           property, plant and equipment

(millions)	Note	Network assets	Buildings and leasehold improvements	Other	Land	Assets under construction	Total
At cost
As at January 1, 2017		$28,284	$2,954	$1,021	$55	$592	$32,906
Additions		453	20	23	—	731	1,227
Additions arising from business acquisitions	18(b)	25	—	1	—	—	26
Dispositions, retirements and other		(358)	(18)	(28)	(7)	—	(411)
Assets under construction put into service		467	75	33	—	(575)	—
As at June 30, 2017		$28,871	$3,031	$1,050	$48	$748	$33,748

Accumulated depreciation
As at January 1, 2017		$19,950	$1,836	$656	$—	$—	$22,442
Depreciation		686	52	55	—	—	793
Dispositions, retirements and other		(335)	(19)	(35)	—	—	(389)
As at June 30, 2017		$20,301	$1,869	$676	$—	$—	$22,846

Net book value
As at December 31, 2016		$8,334	$1,118	$365	$55	$592	$10,464
As at June 30, 2017		$8,570	$1,162	$374	$48	$748	$10,902

As at June 30, 2017, our contractual commitments for the acquisition of property, plant and equipment totalled $195 million over a period ending December 31, 2019 (December 31, 2016 — $436 million over a period ending December 31, 2020).

notes to condensed interim consolidated financial statements	(unaudited)

18           intangible assets and goodwill

(a)         Intangible assets and goodwill, net

	Intangible assets subject to amortization					Intangible assets with indefinite lives
(millions)	Customer contracts, related customer relationships, subscriber base and leasehold interests	Software	Access to rights-of- way and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1]	Total intangible assets and goodwill
At cost
As at January 1, 2017	$485	$4,295	$93	$212	$5,085	$8,693	$13,778	$4,151	$17,929
Additions	—	45	2	262	309	—	309	—	309
Additions arising from business acquisitions (b)	99	101	1	—	201	—	201	340	541
Dispositions, retirements and other	(31)	(103)	—	—	(134)	—	(134)	—	(134)
Assets under construction put into service	—	191	—	(191)	—	—	—	—	—
Net foreign exchange differences	—	—	—	—	—	—	—	(6)	(6)
As at June 30, 2017	$553	$4,529	$96	$283	$5,461	$8,693	$14,154	$4,485	$18,639
Accumulated amortization
As at January 1, 2017	$323	$3,032	$59	$—	$3,414	$—	$3,414	$364	$3,778
Amortization	23	240	2	—	265	—	265	—	265
Dispositions, retirements and other	(31)	(104)	(2)	—	(137)	—	(137)	—	(137)
As at June 30, 2017	$315	$3,168	$59	$—	$3,542	$—	$3,542	$364	$3,906
Net book value
As at December 31, 2016	$162	$1,263	$34	$212	$1,671	$8,693	$10,364	$3,787	$14,151
As at June 30, 2017	$238	$1,361	$37	$283	$1,919	$8,693	$10,612	$4,121	$14,733

(1)              Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

As at June 30, 2017, our contractual commitments for the acquisition of intangible assets totalled $60 million over a period ending December 31, 2020 (December 31, 2016 — $82 million over a period ending December 31, 2020).

(b)         Business acquisitions

Manitoba Telecom Services Inc. postpaid wireless

On May 2, 2016, BCE Inc. announced that it had entered into a definitive agreement to acquire all issued and outstanding shares of Manitoba Telecom Services Inc.; as of September 30, 2016, all court and shareholder approvals had been obtained and as of February 15, 2017, all regulatory approvals had been obtained; and the transaction closed on March 17, 2017. In June 2016, we had submitted a notification and advanced ruling request to the Competition Bureau regarding our previously announced agreement in principle with BCE Inc., pursuant to which we intended to acquire a portion of Manitoba Telecom Services Inc.’s postpaid wireless subscribers, certain network assets and dealer locations in Manitoba, upon the successful completion of BCE Inc.’s acquisition of Manitoba Telecom Services Inc.

On April 1, 2017, we acquired approximately one-quarter of Manitoba Telecom Services Inc.’s postpaid wireless customer contracts, certain network assets and rights to 15 retail locations in Manitoba. The primary reason for this acquisition is to increase the number of our postpaid wireless subscribers in Manitoba and to enhance our distribution of wireless products and customer services across all of Manitoba.

notes to condensed interim consolidated financial statements	(unaudited)

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible assets acquired (such excess arising from the benefits of acquiring established businesses in multiple locations). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

Kroll Computer Systems Inc.

On May 15, 2017, we acquired Kroll Computer Systems Inc., the primary reason for which is to enhance our geographic reach and quality of our product offering as a national pharmacy management services provider.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is expected to be deductible for income tax purposes.

Individually immaterial transactions

During the three-month and six-month periods ended June 30, 2017, we acquired 100% ownership of businesses complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of net tangible and intangible assets acquired (such excess arising from: the low level of tangible assets relative to the earnings capacities of the businesses). A portion of the amount assigned to goodwill may be deductible for income tax purposes.

notes to condensed interim consolidated financial statements	(unaudited)

Acquisition-date fair values

The preliminary acquisition-date fair values assigned to the assets acquired and liabilities assumed are as set out in the following table:

	Preliminary purchase price allocated
As at acquisition-date fair values ($ in millions)	Manitoba Telecom Services Inc. postpaid wireless[1]	Kroll Computer Systems Inc. [2]	Individually immaterial acquisitions	Total
Assets
Current assets
Cash	$—	$1	$—	$1
Accounts receivable [3]	9	2	—	11
Other	7	—	1	8
	16	3	1	20
Non-current assets
Property, plant and equipment
Network assets	23	—	2	25
Other	—	1	—	1
Intangible assets subject to amortization [4]
Customer contracts, customer relationships (including those related to customer contracts), subscriber base and leasehold interests	55	33	11	99
Software	—	101	—	101
Access to rights-of-way and other	—	1	—	1
	78	136	13	227
Total identifiable assets acquired	94	139	14	247
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1	1	—	2
Advance billings and customer deposits	2	3	1	6
Provisions	6	—	—	6
	9	4	1	14
Non-current liabilities
Provisions	6	3	—	9
Deferred income taxes	18	—	—	18
	24	3	—	27
Total liabilities assumed	33	7	1	41
Net identifiable assets acquired	61	132	13	206
Goodwill	210	118	12	340
Net assets acquired	$271	$250	$25	$546
Acquisition effected by way of:
Cash consideration	$306	$150	$23	$479
Accrued receivable [5]	(35)	—	—	(35)
Accounts payable and accrued liabilities	—	—	2	2
Issuance of TELUS Corporation Common Shares	—	100	—	100
	$271	$250	$25	$546

(1)         The purchase price allocation, specifically in respect of subscriber base, customer contracts, customer relationships (including those related to customer contracts) and leasehold interests valuation and provision measurement, had not been finalized as of the date of issuance of these condensed interim consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the relevant portions of Manitoba Telecom Services Inc.’s books and records. Upon having sufficient time to review the relevant portions of Manitoba Telecom Services Inc.’s books and records, as well as obtaining new and additional information about the related facts and circumstances as of the acquisition date, we will adjust the provisional amounts for identifiable assets acquired and liabilities assumed and thus finalize our purchase price allocation.

Our total price of the transactions with BCE Inc. will vary depending upon the actual number of qualifying postpaid wireless subscribers acquired; such final determination will happen by March 31, 2018.

(2)         The purchase price allocation, primarily in respect of software valuation, had not been finalized as of the date of issuance of these condensed interim consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to Kroll Computer Systems Inc.’s books and records. Upon having sufficient time to review Kroll Computer Systems Inc.’s books and records, we expect to finalize our purchase price allocation.

(3)         The fair value of the accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition date of the contractual cash flows expected to be collected.

(4)         Customer contracts and customer relationships (including those related to customer contracts) are expected to be amortized over a period of 8 years; software is expected to be amortized over a period of 10 years.

notes to condensed interim consolidated financial statements	(unaudited)

(5)         The total transaction price is a function of the number of qualifying postpaid wireless subscribers acquired. If less than the best estimate of qualifying postpaid wireless subscribers is acquired, the total transaction price will be reduced on a pro-rated basis; a receivable has been accrued for the estimate of such reduction, net of associated adjustments.

To the extent that the actual number of qualifying wireless subscribers acquired is greater (less) than provided for in the purchase price allocation, such adjustment to the price of transactions will result in a charge (recovery) recorded in Other operating income, reflecting treatment as a contingent consideration deposit. We have accrued our best estimate to the amount of contingent consideration deposit we expect to recover; disclosure of a range would negatively impact us due to the competitive nature of the industry.

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal 2017 year.

	Three months		Six months
Periods ended June 30, 2017 (millions except per share amounts)	As reported [1]	Pro forma [2]	As reported [1]	Pro forma [2]
Operating revenues	$3,273	$3,277	$6,471	$6,502
Net income	$386	$396	$827	$826
Net income per Common Share
Basic	$0.64	$0.66	$1.37	$1.37
Diluted	$0.64	$0.65	$1.37	$1.37

(1)         Operating revenues and net income for the three-month and six-month periods ended June 30, 2017, include $18 and $4, respectively, in respect of Manitoba Telecom Services Inc. postpaid wireless.

(2)         Pro forma amounts for the three-month and six-month periods ended June 30, 2017, reflect the acquired businesses. In respect of Manitoba Telecom Services Inc. postpaid wireless, pro forma adjustments for revenues and goods and services purchased are not available as the seller’s information systems were not configured to capture the information thusly; as a proxy, the revenues and goods and services purchased amounts for the three-month period ended June 30, 2017, have been used for pro forma purposes. The results of the acquired businesses have been included in our Consolidated Statements of Income and Other Comprehensive Income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions which are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the results that actually would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

19           leases

We occupy leased premises in various locations and have land, buildings and equipment under operating leases. For the three-month and six-month periods ended June 30, 2017, real estate and vehicle operating lease expenses, which are net of the amortization of deferred gains on the sale-leaseback of buildings and the occupancy costs associated with leased real estate, were $45 million (2016 — $42 million) and $93 million (2016 — $85 million), respectively; occupancy costs associated with leased real estate totalled $32 million (2016 — $33 million) and $64 million (2016 — $67 million), respectively.

See Note 2(b) for details of significant changes to IFRS-IASB which are not yet effective and have not yet been applied, but which will significantly affect the timing of the recognition of operating lease expenses and their recognition in the Consolidated statement of financial position, as well as their classification in the Consolidated statement of income and other comprehensive income and the Consolidated statement of cash flows.

20           other long-term assets

As at (millions)	Note	June 30, 2017	December 31, 2016
Pension assets		$457	$358
Investments		64	62
Prepaid maintenance		60	62
Real estate joint ventures	21(c)	30	30
Real estate joint venture advances	21(c)	34	21
Other		121	107
		$766	$640

notes to condensed interim consolidated financial statements	(unaudited)

21           real estate joint ventures

(a)         General

In 2011, we partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. TELUS is a tenant in TELUS Garden, which is now our global headquarters. The new-build office tower has received its 2009 Leadership in Energy and Environmental Design (LEED) Platinum certification, and the neighbouring new-build residential condominium tower was built to the LEED Gold standard.

In 2013, we partnered, as equals, with two arm’s-length parties (one of which is also our TELUS Garden partner) in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, scheduled for completion in 2019, is to be built to the LEED Platinum standard.

(b)           Real estate joint ventures — summarized financial information

As at (millions)	June 30, 2017	December 31, 2016
ASSETS
Current assets
Cash and temporary investments, net	$17	$15
Escrowed deposits for tenant inducements and liens	2	5
Sales contract deposits held by arm’s-length trustee	—	2
Other	4	6
Property under development — residential condominiums (subject to sales contracts)	6	13
	29	41
Non-current assets
Property under development — Investment property	166	121
Investment property	259	261
	425	382
	$454	$423
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$17	$18
Sales contract deposits
Payable	—	3
Held by arm’s-length trustee	—	2
Current portion of senior secured 3.4% bonds due July 2025	5	4
Construction holdback liabilities	8	7
	30	34
Non-current liabilities
Construction credit facilities	102	63
Senior secured 3.4% bonds due July 2025	211	213
	313	276
Liabilities	343	310
Owners’ equity
TELUS [1]	47	48
Other partners	64	65
	111	113
	$454	$423

(1)         The equity amounts recorded by the real estate joint ventures differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint venture.

	Three months		Six months
Periods ended June 30 (millions)	2017	2016	2017	2016
Revenue
From investment property	$8	$14	$17	$20
From sale of residential condominiums	$11	$114	$13	$114
Depreciation and amortization	$2	$3	$4	$4
Interest expense [1]	$2	$4	$4	$6
Net income and comprehensive income [2]	$4	$36	$6	$36

(1)         During the three-month and six-month periods ended June 30, 2017, the real estate joint ventures capitalized $1 (2016 — $NIL) and $2 (2016 — $1), respectively, of financing costs.

(2)         As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

notes to condensed interim consolidated financial statements	(unaudited)

(c)           Our real estate joint ventures activity

Our real estate joint ventures investment activity is as set out in the following table.

	2017			2016
Three-month periods ended June 30 (millions)	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income attributable to us [3]	$—	$2	$2	$—	$14	$14
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Recognition of gain initially deferred on our real estate initially contributed	—	1	1	—	4	4
Construction credit facilities financing costs charged by us and other (Note 6)	—	—	—	1	—	1
Cash flows in the current reporting period
Construction credit facilities
Amounts advanced	8	—	8	11	—	11
Amounts repaid	—	—	—	(40)	—	(40)
Financing costs paid to us	—	—	—	(1)	—	(1)
Funds repaid to us and earnings distributed	—	(1)	(1)	—	—	—
Net increase (decrease)	8	2	10	(29)	18	(11)
Real estate joint ventures carrying amounts
Balance, beginning of period	26	28	54	81	25	106
Valuation provision	—	—	—	—	(9)	(9)
Balance, end of period	$34	$30	$64	$52	$34	$86

	2017			2016
Six-month periods ended June 30 (millions)	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income attributable to us [3]	$—	$3	$3	$—	$14	$14
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Recognition of gain initially deferred on our real estate initially contributed	—	1	1	—	4	4
Construction credit facilities financing costs charged by us and other (Note 6)	—	—	—	1	—	1
Cash flows in the current reporting period Construction credit facilities
Amounts advanced	13	—	13	23	—	23
Amounts repaid	—	—	—	(40)	—	(40)
Financing costs paid to us	—	—	—	(1)	—	(1)
Funds repaid to us and earnings distributed	—	(4)	(4)	—	—	—
Net increase (decrease)	13	—	13	(17)	18	1
Real estate joint ventures carrying amounts
Balance, beginning of period	21	30	51	69	25	94
Valuation provision	—	—	—	—	(9)	(9)
Balance, end of period	$34	$30	$64	$52	$34	$86

(1)         Loans and receivables are included in our Consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities (see (d)) and, prior to its repayment during the three-month period ended September 30, 2016, an $18 mortgage on the TELUS Garden residential condominium tower.

(2)         We account for our interests in the real estate joint ventures using the equity method of accounting.

(3)         As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income; provision for income taxes is made in determining the comprehensive income attributable to us.

During the three-month and six-month periods ended June 30, 2017, the TELUS Garden real estate joint venture recognized $3 million (2016 — $2 million) and $6 million (2016 — $5 million), respectively, of revenue from our TELUS Garden office tenancy; of this amount, one-half is due to our economic interest in the real estate joint venture and one-half is due to our partner’s economic interest in the real estate joint venture.

notes to condensed interim consolidated financial statements	(unaudited)

(d)         Commitments and contingent liabilities

Construction commitments

The TELUS Sky real estate joint venture is expected to spend a total of approximately $400 million on the construction of a mixed-use tower. As at June 30, 2017, the real estate joint venture’s construction-related contractual commitments were approximately $99 million through to 2019 (December 31, 2016 — $121 million through to 2018).

Construction credit facilities

The TELUS Sky real estate joint venture has a credit agreement with three Canadian financial institutions (as 66-2/3% lender) and TELUS Corporation (as 33-1/3% lender) to provide $342 million of construction financing for the project. The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

As at (millions)	Note	June 30, 2017	December 31, 2016
Construction credit facilities commitment — TELUS Corporation
Undrawn	4(b)	$80	$93
Advances		34	21
		114	114
Construction credit facilities commitment — other		228	228
		$342	$342

22          short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc., entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is able to sell an interest in certain trade receivables up to a maximum of $500 million (December 31, 2016 — $500 million). This revolving-period securitization agreement term ends December 31, 2018, and it requires minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. TELUS Communications Inc. is required to maintain at least a BB (December 31, 2016 — BB) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at June 30, 2017, we had sold to the trust (but continued to recognize) trade receivables of $118 million (December 31, 2016 — $116 million). Short-term borrowings of $100 million (December 31, 2016 — $100 million) are comprised of amounts advanced to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) are comprised of amounts drawn on our bilateral bank facilities.

23          accounts payable and accrued liabilities

As at (millions)	June 30, 2017	December 31, 2016
Accrued liabilities	$1,019	$1,013
Payroll and other employee related liabilities	369	460
Restricted stock units liability	74	55
	1,462	1,528
Trade accounts payable	540	578
Interest payable	146	144
Other	74	80
	$2,222	$2,330

notes to condensed interim consolidated financial statements	(unaudited)

24          advance billings and customer deposits

As at (millions)	June 30, 2017	December 31, 2016
Advance billings	$748	$697
Deferred customer activation and connection fees	16	17
Customer deposits	16	15
Regulatory deferral accounts	5	8
	$785	$737

25          provisions

(millions)	Asset retirement obligation	Employee related	Other	Total
As at April 1, 2017	$340	$33	$99	$472
Additions	—	19	14	33
Reversal	—	—	—	—
Use	(1)	(16)	(16)	(33)
Interest effect	3	—	—	3
As at June 30, 2017	$342	$36	$97	$475
As at January 1, 2017	$339	$77	$103	$519
Additions	—	22	16	38
Reversal	—	(3)	—	(3)
Use	(3)	(60)	(22)	(85)
Interest effect	6	—	—	6
As at June 30, 2017	$342	$36	$97	$475
Current	$8	$35	$26	$69
Non-current	334	1	71	406
As at June 30, 2017	$342	$36	$97	$475

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

Employee related

The employee related provisions are largely in respect of restructuring activities (as discussed further in Note 15(b)). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Other

The provisions for other include: legal claims; non-employee related restructuring activities (as discussed further in Note 15); and contract termination costs and onerous contracts related to business acquisitions. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contingent consideration, contract termination costs and onerous contracts acquired. In respect of contract termination costs and onerous contracts acquired, cash outflows are expected to occur through mid-2018.

notes to condensed interim consolidated financial statements	(unaudited)

26          long-term debt

(a)         Details of long-term debt

As at (millions)	Note	June 30, 2017	December 31, 2016
TELUS Corporation notes	(b)	$11,605	$11,367
TELUS Corporation commercial paper	(c)	1,032	613
TELUS Communications Inc. debentures		619	619
TELUS International (Cda) Inc. credit facility	(e)	288	332
Long-term debt		$13,544	$12,931
Current		$1,297	$1,327
Non-current		12,247	11,604
Long-term debt		$13,544	$12,931

(b)   TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The indentures governing the notes contain certain covenants which, among other things, place limitations on our ability and the ability of certain of our subsidiaries to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

							Principal face amount		Redemption present value spread
Series [1]	Issued	Maturity	Issue price			Effective interest rate [2]	Originally issued	Outstanding at financial statement date	Basis points	Cessation date
4.95% Notes, Series CD	March 2007	March 2017		$999.53		4.96%	$700 million	$NIL	24 [3]	N/A
5.05% Notes, Series CG 4	December 2009	December 2019		$994.19		5.13%	$1.0 billion	$1.0 billion	45.5 [3]	N/A
5.05% Notes, Series CH 4	July 2010	July 2020		$997.44		5.08%	$1.0 billion	$1.0 billion	47 [3]	N/A
3.35% Notes, Series CJ 4	December 2012	March 2023		$998.83		3.36%	$500 million	$500 million	40 [5]	Dec. 15, 2022
3.35% Notes, Series CK 4	April 2013	April 2024		$994.35		3.41%	$1.1 billion	$1.1 billion	36 [5]	Jan. 2, 2024
4.40% Notes, Series CL 4	April 2013	April 2043		$997.68		4.41%	$600 million	$600 million	47 [5]	Oct. 1, 2042
3.60% Notes, Series CM 4	November 2013	January 2021		$997.15		3.65%	$400 million	$400 million	35 [3]	N/A
5.15% Notes, Series CN 4	November 2013	November 2043		$995.00		5.18%	$400 million	$400 million	50 [5]	May 26, 2043
3.20% Notes, Series CO 4	April 2014	April 2021		$997.39		3.24%	$500 million	$500 million	30 [5]	Mar. 5, 2021
4.85% Notes, Series CP 4	Multiple [6]	April 2044		$987.91	[6]	4.93%[6]	$500 million [6]	$900 million [6]	46 [5]	Oct. 5, 2043
3.75% Notes, Series CQ 4	September 2014	January 2025		$997.75		3.78%	$800 million	$800 million	38.5 [5]	Oct. 17, 2024
4.75% Notes, Series CR 4	September 2014	January 2045		$992.91		4.80%	$400 million	$400 million	51.5 [5]	July 17, 2044
1.50% Notes, Series CS 4	March 2015	March 2018		$999.62		1.51%	$250 million	$250 million	N/A 7	N/A
2.35% Notes, Series CT 4	March 2015	March 2022		$997.31		2.39%	$1.0 billion	$1.0 billion	35.5 [5]	Feb. 28, 2022
4.40% Notes, Series CU 4	March 2015	January 2046		$999.72		4.40%	$500 million	$500 million	60.5 [5]	July 29, 2045
3.75% Notes, Series CV 4	December 2015	March 2026		$992.14		3.84%	$600 million	$600 million	53.5 [5]	Dec. 10, 2025
2.80% U.S. Dollar Notes [4,8]	September 2016	February 2027	U.S.$	991.89		2.89%	U.S.$600 million	U.S.$600 million	20 [9]	Nov. 16, 2026
3.70% U.S. Dollar Notes [4,10]	March 2017	September 2027	U.S.$	998.95		3.71%	U.S.$500 million	U.S.$500 million	20 [9]	June 15, 2027
4.70% Notes, Series CW 4	March 2017	March 2048		$990.65		4.76%	$325 million	$325 million	58.5 [5]	Sept. 6, 2047

(1)             Interest is payable semi-annually.

(2)             The effective interest rate is that which the notes would yield to an initial debt holder if held to maturity.

(3)             The notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(4)             This series of notes requires us to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(5)             At any time prior to the respective maturity dates set out in the table, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to maturity, other than in the case of the Series CT, Series CU and Series CW notes, where it is calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after the respective redemption present value spread cessation dates set out in the table, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amount thereof.

(6)             $500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.

(7)             The notes are not redeemable at our option, other than in the event of certain changes in tax laws.

notes to condensed interim consolidated financial statements	(unaudited)

(8)             We have entered into a foreign exchange derivative (a cross currency interest rate exchange agreement) which effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 2.95% and an issued and outstanding amount of $792 million (reflecting a fixed exchange rate of $1.3205).

(9)             At any time prior to the maturity date set out in the table, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after the redemption present value spread cessation date set out in the table, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount thereof.

(10)        We have entered into a foreign exchange derivative (a cross currency interest rate exchange agreement) which effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 3.41% and an issued and outstanding amount of $667 million (reflecting a fixed exchange rate of $1.3348).

(c)          TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.25 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate amount at any one time of $1.4 billion (December 31, 2016 — $1.4 billion). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due within one year and is classified as a current portion of long-term debt, as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at June 30, 2017, we had $1,032 million of commercial paper outstanding, all of which was denominated in U.S. dollars (U.S.$794 million), with an effective weighted average interest rate of 1.54%, maturing through November 2017.

(d)         TELUS Corporation credit facility

As at June 30, 2017, TELUS Corporation had an unsecured revolving $2.25 billion bank credit facility, expiring on May 31, 2021, with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper.

TELUS Corporation’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end financial ratio tests. These tests are that our net debt to operating cash flow ratio must not exceed 4.00:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, each as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on TELUS Corporation maintaining a specific credit rating.

As at (millions)	June 30, 2017	December 31, 2016
Net available	$1,218	$1,637
Backstop of commercial paper	1,032	613
Gross available	$2,250	$2,250

We had $213 million of letters of credit outstanding as at June 30, 2017 (December 31, 2016 — $210 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility.

(e)   TELUS International (Cda) Inc. credit facility

As at June 30, 2017, TELUS International (Cda) Inc. had a bank credit facility, secured by its assets, expiring on May 31, 2021, with a syndicate of financial institutions. The credit facility is comprised of a U.S.$115 million revolving component and an amortizing U.S.$215 million term loan component. The credit facility is non-recourse to TELUS Corporation. As at June 30, 2017, $294 million ($288 million net of unamortized issue costs) was outstanding, all of which was denominated in U.S. dollars (U.S.$226 million), with a weighted average interest rate of 2.75%.

	June 30, 2017						December 31, 2016
As at (millions)	Revolving component		Term loan component		Total		Revolving component		Term loan component		Total
Available	U.S.$	93	U.S.$	N/A	U.S.$	93	U.S.$	72	U.S.$	N/A	U.S.$	72
Outstanding	22		204		226		43		210		253
	U.S.$	115	U.S.$	204	U.S.$	319	U.S.$	115	U.S.$	210	U.S.$	325

notes to condensed interim consolidated financial statements	(unaudited)

TELUS International (Cda) Inc.’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end financial ratio tests. These tests are that TELUS International (Cda) Inc.’s net debt to operating cash flow ratio must not exceed 3.75:1.00 through June 30, 2017, and 3.25:1.00 subsequently, and its operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility.

The term loan is subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

(f)    Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at June 30, 2017, for each of the next five fiscal years are as follows:

	Cdn. dollars	U.S. dollars
Long-term debt denominated in			Derivative liability
Years ending December 31 (millions)	Debt	Debt	(Receive) [1]	Pay	Total	Total
2017 (balance of year)	$—	$1,038	$(1,034)	$1,058	$1,062	$1,062
2018	250	14	—	—	14	264
2019	1,000	14	—	—	14	1,014
2020	1,000	14	—	—	14	1,014
2021	1,075	246	—	—	246	1,321
Thereafter	7,574	1,427	(1,427)	1,460	1,460	9,034
Future cash outflows in respect of long-term debt principal repayments	10,899	2,753	(2,461)	2,518	2,810	13,709
Future cash outflows in respect of associated interest and like carrying costs [2]	5,743	503	(472)	472	503	6,246
Undiscounted contractual maturities (Note 4(b))	$16,642	$3,256	$(2,933)	$2,990	$3,313	$19,955

(1)         Where applicable, principal-related cash flows reflect foreign exchange rates at June 30, 2017.

(2)         Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at June 30, 2017.

27          other long-term liabilities

As at (millions)	June 30, 2017	December 31, 2016
Pension and other post-retirement liabilities	$470	$480
Restricted stock unit and deferred share unit liabilities	90	62
Derivative liabilities	40	21
Other	143	149
	743	712
Deferred customer activation and connection fees	21	24
	$764	$736

28          Common Share capital

General

Our authorized share capital is as follows:

As at	June 30, 2017	December 31, 2016
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	2 billion	2 billion

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at June 30, 2017, approximately 48 million Common Shares were reserved for issuance, from Treasury, under a share option plan (see Note 13(c)).

notes to condensed interim consolidated financial statements	(unaudited)

29          contingent liabilities

Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, numerous other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items enumerated following.

Certified class actions

Certified class actions against us include the following:

System access fee class actions

In 2004 a class action was brought in Saskatchewan against a number of past and present wireless service providers, including us, which alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national opt-in class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only; all appeals of this certification decision have now been exhausted. In February 2008, the Saskatchewan Court of Queen’s Bench granted an order amending the certification order so as to exclude from the class of plaintiffs any customer bound by an arbitration clause with us. All appeals of this decision have now been exhausted. In addition to the 2004 class action brought in Saskatchewan, fourteen additional class actions were brought against us and other wireless service providers in the period 2004 to date in connection with the collection of system access fees in nine provinces. None of these additional fourteen class actions has ever been certified and all have now been dismissed, with the exception of a Nova Scotia class action which is in the process of being permanently and unconditionally stayed by consent.

Per minute billing class action

In 2008 a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal.

Unilateral rate amendments class actions

In 2012 a class action was brought against us in Quebec alleging that we improperly unilaterally amended customer contracts to increase various wireless rates for optional services, contrary to the Quebec Consumer Protection Act and the Civil Code of Quebec. On June 13, 2013, the Superior Court of Quebec authorized this matter as a class action. This class action follows on a non-material 2008 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to charge for incoming SMS messages. On April 8, 2014, judgment was granted in part against us in the 2008 class action. We had appealed that judgment, but have now settled both the 2008 and 2012 class actions. This settlement received court approval in June 2016, is being implemented and has been fully accounted for in our financial statements.

notes to condensed interim consolidated financial statements	(unaudited)

Call set-up time class actions

In 2005 a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted wireless services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision and the appeal hearing is expected to occur in December 2017. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date and is not certified.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008 a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding in 2017.

Electromagnetic field radiation class actions

In 2013 a class action was brought in British Columbia against us, other telecommunications carriers, and cellular telephone manufacturers alleging that prolonged usage of cellular telephones causes adverse health effects. The British Columbia class action alleges: strict liability; negligence; failure to warn; breach of warranty; breach of competition, consumer protection and trade practices legislation; negligent misrepresentation, breach of a duty not to market the products in question; and waiver of tort. Certification of a national class is sought, but the action has not proceeded to date and no steps were taken in 2016. In 2015 a class action was brought in Quebec against us, other telecommunications carriers, and various other defendants alleging that electromagnetic field radiation causes adverse health effects, contravenes the Quebec Environmental Quality Act, creates a nuisance, and constitutes an abuse of right pursuant to the Quebec Civil Code. This action has not yet proceeded to an authorization hearing.

Public Mobile class actions

In 2014 class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. It has not yet proceeded to an authorization hearing. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

Promotional pricing class action

In 2016 a class action was brought in Quebec against us, other telecommunications carriers, and various other defendants alleging that we violated the Quebec Consumer Protection Act by enticing Quebec consumer customers to contract with us by providing them goods or services at a reduced price, or free as a trial, for a fixed period and, at the end of the fixed period, charging them the regular price if they did not take steps to either renegotiate or cancel their contract with us. The Plaintiff has agreed to discontinue this claim against us and the Court authorized the discontinuation of the class action against us on July 13, 2017.

notes to condensed interim consolidated financial statements	(unaudited)

Handset subsidy class action

In 2016 a class action was brought in Quebec against us and other telecommunications carriers alleging that we breached the Quebec Consumer Protection Act and the Civil Code of Quebec by making false or misleading representations relating to the handset subsidy provided to our wireless customers, and by charging our wireless customers inflated rate plan prices and termination fees higher than those permitted under the Act. This action has not yet proceeded to an authorization hearing.

Intellectual property infringement claims

Claims and possible claims received by us include:

4G LTE network patent infringement claim

A patent infringement claim was filed in Ontario in 2016 alleging that communications between devices, including cellular telephones, and base stations on our 4G LTE network infringe three third-party patents. No trial date has yet been set for this matter.

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

30          related party transactions

(a)         Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

	Three months		Six months
Periods ended June 30 (millions)	2017	2016	2017	2016
Short-term benefits	$3	$3	$6	$6
Post-employment pension [1] and other benefits	—	1	1	2
Share-based compensation [2]	8	5	12	17
	$11	$9	$19	$25

(1)         Our Executive Leadership Team members are either: members of our Pension Plan for Management and Professional Employees of TELUS Corporation and non-registered, non-contributory supplementary defined benefit pension plans; or members of one of our defined contribution pension plans.

(2)         For the three-month and six-month periods ended June 30, 2017, share-based compensation expense is net of $1 (2016 — $NIL) and $1 (2016 — $1), respectively, of the effects of derivatives used to manage share-based compensation costs (Note 13(b)).

As disclosed in Note 13, we made initial awards of share-based compensation in 2017 and 2016, including, as set out in the following table, to our key management personnel. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the expense will be recognized ratably over a period of years and thus only a portion of the 2017 and 2016 initial awards are included in the amounts in the table above.

	2017			2016
Six-month periods ended June 30 ($ in millions)	Number of restricted stock units	Notional value [1]	Grant-date fair value [1]	Number of restricted stock units	Notional value [1]	Grant-date fair value [1]
Quarter 1	686,595	$30	$30	575,871	$23	$15
Quarter 2	—	—	—	9,888	—	—
Awarded in period	686,595	$30	$30	585,759	$23	$15

(1)         Notional value is determined by multiplying the Common Share price at the time of award by the number of units awarded. The grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 13(b)).

During the three-month period ended June 30, 2017, key management personnel (including retirees) exercised 17,716 (2016 — 4,119) share options that had an intrinsic value of less than $1 million (2016 — less than $1 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $44.84 (2016 — $41.50). During the six-month period ended June 30, 2017, key management personnel (including retirees) exercised 17,716 (2016 — 26,610) share

notes to condensed interim consolidated financial statements	(unaudited)

options that had an intrinsic value of less than $1 million (2016 — $1 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $44.84 (2016 — $39.63). As at June 30, 2017, there were no share options remaining outstanding and which were held by key management personnel (including retirees).

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at (millions)	June 30, 2017	December 31, 2016
Restricted stock units	$41	$25
Deferred share units [1]	25	32
	$66	$57

(1)         Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Common Shares or cash. Deferred share units entitle directors to a specified number of, or a cash payment based on the value of, our Common Shares. Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the three-month and six-month periods ended June 30, 2017, $9 (2016 — $1) and $11 (2016 — $4) , respectively, was paid out.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: generally 18—24 months of base salary, benefits and accrual of pension service in lieu of notice and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Leadership Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)         Transactions with defined benefit pension plans

During the three-month and six-month periods ended June 30, 2017, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $1 million (2016 — $1 million) and $3 million (2016 — $3 million), respectively.

(c)          Transactions with real estate joint ventures

During the three-month and six-month periods ended June 30, 2017 and 2016, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 21.

31          additional statement of cash flow information

(a)         Statements of cash flows — operating activities and investing activities

		Three months		Six months
Periods ended June 30 (millions)	Note	2017	2016	2017	2016
Net change in non-cash operating working capital
Accounts receivable		$53	$44	$115	$111
Inventories		6	(10)	(3)	9
Prepaid expenses		(63)	(34)	(183)	(146)
Accounts payable and accrued liabilities		70	(16)	(111)	(161)
Income and other taxes receivable and payable, net		7	(39)	(85)	(145)
Advance billings and customer deposits		4	(10)	42	(12)
Provisions		(10)	(3)	(61)	(25)
		$67	$(68)	$(286)	$(369)
Cash payments for capital assets
Capital asset additions
Gross capital expenditures
Property, plant and equipment	17	$(655)	$(631)	$(1,227)	$(1,099)
Intangible assets	18	(155)	(146)	(309)	(300)
		(810)	(777)	(1,536)	(1,399)
Additions arising from non-monetary transactions		—	8	2	12
Capital expenditures		(810)	(769)	(1,534)	(1,387)
Change in associated non-cash investing working capital		56	155	(16)	127
		$(754)	$(614)	$(1,550)	$(1,260)

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Changes in liabilities arising from financing activities

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
THREE-MONTH PERIOD ENDED JUNE 30, 2016
Dividends paid to holders of Common Shares	$261	$—	$(261)	$—	$274	$274
Purchase of Common Shares for cancellation	$—	$—	$(61)	$—	$61	$—
Short-term borrowings	$100	$3	$—	$—	$—	$103
Long-term debt
TELUS Corporation notes	$11,166	$—	$(600)	$—	$3	$10,569
TELUS Corporation commercial paper	891	1,668	(1,573)	(11)	—	975
TELUS Communications Inc. debentures	619	—	—	—	—	619
TELUS International (Cda) Inc. credit facility	—	373	—	(5)	(9)	359
Derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt — liability (asset)	26	1,573	(1,612)	11	3	1
	12,702	3,614	(3,785)	(5)	(3)	12,523
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt	—	(1,573)	1,573	—	—	—
	$12,702	$2,041	$(2,212)	$(5)	$(3)	$12,523
Issue of shares by subsidiary to non-controlling interest
Gross proceeds on share issuance	$—	$299	$—	$—	$(299)	$—
Transaction costs	—	—	(7)	—	12	5
Income taxes charged directly to contributed surplus [1]	—	—	—	—	43	43
	—	299	(7)	—	(244)	48
To eliminate effect of gross settlement of transaction costs and income taxes	—	(7)	7	—	—	—
	$—	$292	$—	$—	$(244)	$48
THREE-MONTH PERIOD ENDED JUNE 30, 2017
Dividends paid to holders of Common Shares	$283	$—	$(260)	$—	$270	$293
Short-term borrowings	$100	$—	$—	$—	$—	$100
Long-term debt
TELUS Corporation notes	$11,638	$—	$—	$(35)	$2	$11,605
TELUS Corporation commercial paper	1,122	1,543	(1,614)	(19)	—	1,032
TELUS Communications Inc. debentures	619	—	—	—	—	619
TELUS International (Cda) Inc. credit facility	298	—	(4)	(8)	2	288
Derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt — liability	38	1,614	(1,607)	54	(35)	64
	13,715	3,157	(3,225)	(8)	(31)	13,608
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt	—	(1,614)	1,614	—	—	—
	$13,715	$1,543	$(1,611)	$(8)	$(31)	$13,608
Issue of shares by subsidiary to non-controlling interest
Gross proceeds on share issuance	$—	$—	$—	$—	$—	$—
Transaction costs	6	—	—	—	—	6
	$6	$—	$—	$—	$—	$6

notes to condensed interim consolidated financial statements	(unaudited)

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
SIX-MONTH PERIOD ENDED JUNE 30, 2016
Dividends paid to holders of Common Shares	$263	$—	$(524)	$—	$535	$274
Purchase of Common Shares for cancellation	$10	$—	$(121)	$—	$111	$—
Short-term borrowings	$100	$3	$—	$—	$—	$103
Long-term debt
TELUS Corporation notes	$11,164	$—	$(600)	$—	$5	$10,569
TELUS Corporation commercial paper	256	2,914	(2,146)	(49)	—	975
TELUS Communications Inc. debentures	618	—	—	—	1	619
TELUS International (Cda) Inc. credit facility	—	373	—	(5)	(9)	359
Derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt – liability (asset)	(14)	2,146	(2,183)	49	3	1
	12,024	5,433	(4,929)	(5)	—	12,523
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt	—	(2,146)	2,146	—	—	—
	$12,024	$3,287	$(2,783)	$(5)	$—	$12,523
Issue of shares by subsidiary to non-controlling interest
Gross proceeds on share issuance	$—	$299	$—	$—	$(299)	$—
Transaction costs	—	—	(7)	—	12	5
Income taxes charged directly to contributed surplus [1]	—	—	—	—	43	43
	—	299	(7)	—	(244)	48
To eliminate effect of gross settlement of transaction costs and income taxes	—	(7)	7	—	—	—
	$—	$292	$—	$—	$(244)	$48
SIX-MONTH PERIOD ENDED JUNE 30, 2017
Dividends paid to holders of Common Shares	$284	$—	$(544)	$—	$553	$293
Short-term borrowings	$100	$—	$—	$—	$—	$100
Long-term debt
TELUS Corporation notes	$11,367	$990	$(700)	$(43)	$(9)	$11,605
TELUS Corporation commercial paper	613	3,071	(2,630)	(22)	—	1,032
TELUS Communications Inc. debentures	619	—	—	—	—	619
TELUS International (Cda) Inc. credit facility	332	—	(35)	(11)	2	288
Derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt – liability	20	2,630	(2,625)	65	(26)	64
	12,951	6,691	(5,990)	(11)	(33)	13,608
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar denominated long-term debt	—	(2,630)	2,630	—	—	—
	$12,951	$4,061	$(3,360)	$(11)	$(33)	$13,608
Issue of shares by subsidiary to non-controlling interest
Gross proceeds on share issuance	$—	$1	$—	$—	$(1)	$—
Transaction costs	4	—	(1)	—	3	6
	$4	$1	$(1)	$—	$2	$6